As filed with the Securities and Exchange Commission on December 29, 1999.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERNET LAW LIBRARY, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation or Organization)

82-0277987
(I.R.S. Employer Identification Number)

4301 WINDFERN ROAD,
SUITE 200
HOUSTON, TEXAS
(Address of Principal Executive Offices)

77041
(Zip Code)

CONSULTING AGREEMENT
(Full Title of the Plan)

HUNTER M. A. CARR
CHAIRMAN OF THE BOARD OF DIRECTORS,
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
INTERNET LAW LIBRARY, INC.
4301 WINDFERN ROAD, SUITE 200
HOUSTON, TEXAS 77041
(Name and Address of Agent for Service)

(281) 600-6000
(Telephone Number, Including Area Code, of Agent for Service)

Copies to:
STEPHEN L. SAPP, ESQ.
LOCKE LIDDELL & SAPP LLP
2200 ROSS AVENUE, SUITE 2200
DALLAS, TEXAS 75201
(214) 740-8000
FAX: (214) 740-8800

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	600,000 shares	$4.25	$2,550,000	$674

(1) Estimated pursuant to Rules 457(c) and 457(h) under the Securities Act of 1933 on the basis of the average of the high and low prices per share of common stock as quoted on the over-the-counter bulletin board on December 23, 1999.

(2) Estimated solely for the purpose of determining the registration fee.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Pursuant to the Note to Part I of Form S-8, the documents containing the information required by Part I are not being filed with the Securities and Exchange Commission.

This Registration Statement contains a reoffer prospectus, which has been prepared in accordance with the requirements of Part I of Form S-3 and which, pursuant to General Instruction C of Form S-8, may be used for reofferings and resales of 600,000 shares of common stock, par value $.001 per share ("Common Stock"), of Internet Law Library, Inc. (the "Company") acquired by consultants to the Company who exercised options to acquire 600,000 shares of Common Stock prior to the filing of this Registration Statement.

PROSPECTUS

INTERNET LAW LIBRARY, INC.

600,000 Shares of Common Stock

The selling stockholders identified in this prospectus may offer and resell up to 600,000 shares of our common stock under this prospectus. These shares have been acquired by the selling stockholders upon the exercise of options to purchase shares of our common stock granted to them under the Consulting Agreement, dated as of January 22, 1999, between National Law Library, Inc., one of our wholly-owned subsidiaries, and Castle Development, Ltd., as amended. Castle Development subsequently assigned its rights under the Consulting Agreement to Consulting and Strategy International, LLC.

We will not receive any proceeds from the sales of shares by the selling stockholders. The selling stockholders may sell their shares of common stock through public or private transactions, in the over-the-counter market with buyers, or otherwise. They may sell their shares at prevailing market prices or at prices privately negotiated with buyers. The selling stockholders will be responsible for any commissions or discounts due brokers or dealers. The amount of those commissions will be negotiated before the sales. We have agreed to pay all other offering expenses.

Our common stock is quoted on the over-the-counter bulletin board under the symbol "ELAW." The closing price of our common stock on December 23, 1999 was $4.25 per share.

An investment in our common stock involves a high degree of risk. You should carefully consider the matters set forth under "Risk Factors" starting on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 29, 1999.

TABLE OF CONTENTS

RISK FACTORS

The following information discusses the most significant factors that makes an investment in our common stock risky or speculative. You should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this prospectus before making a decision to invest in our common stock.

Risks Particular to Internet Law

We have operated at a loss in recent periods and anticipate that losses will continue.

At September 30, 1999, we had an accumulated deficit of $1,144,253. We had a net operating loss of $612,214 during the period from November 30, 1998, the date of our inception, to June 30, 1999, the end of our fiscal year. We also had a net operating loss of $532,039 for the quarter ended September 30, 1999. We expect operating losses and negative cash flows to continue for the foreseeable future as we continue to incur significant operating expenses and make capital investments in our business. We may never generate sufficient revenues to achieve profitability. Even if we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

The competition in our industry is intense, our principal competitors have significantly greater resources than we do, and this competition may cause us to lose customers and prevent us from attracting new customers.

The market for electronic legal information is currently dominated by LEXIS-NEXIS, which is owned by Reed-Elsevier, and West Group, a division of The Thomson Corporation. These competitors are both large, well-established companies. They offer databases that are similar to or in some cases larger than the databases that we offer. While we have provided legal information for approximately one year, LEXIS-NEXIS has been in operation for over 25 years and West Group has been in operation for over 100 years. Our competitors also have greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may enable them to undertake more extensive marketing campaigns, to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than we can. LEXIS-NEXIS and West Group have significant penetration in the large law firm market, a market in which we intend to compete. Also, both LEXIS-NEXIS and West Group maintain web sites that offer access to their legal databases. Although all of our legal information is in hypertext markup language, which is the standard format language used on the Internet, LEXIS-NEXIS and West Group are in the process of converting their legal information into hypertext mark-up language, which may enable them to better serve their customers.

In addition, we compete with other companies that offer fee-based access to selected legal databases over the Internet. These companies may be more successful than we may be in capturing market share.

Availability of free information from Internet portal companies may lessen the demand for our products because we charge subscription fees for our products.

We also compete with Internet portal companies that offer free access to government-sponsored sites that provide some of the same information that we provide. These companies often expect to achieve high enough usage to allow them to achieve profitability by selling advertising on their sites. Substantial amounts of free legal information is also available over the Internet and from other sources, such as courts and other government agencies. This free information may lessen the demand for our products.

If we do not respond to rapid technological change and evolving industry standards in the web-based legal information market, we will be at a competitive disadvantage and we could lose potential customers to our competitors.

The market for web-based products and services is characterized by rapid technological developments, evolving industry standards, changing customer demands and frequent introductions of new products, services and enhancements. As a result, our success depends upon our ability to improve the performance, content and reliability of our products in response to both evolving demands of the legal community and competitive product offerings. We cannot assure you that we will be able to do so successfully or that any enhancements or new products that we introduce will gain acceptance in the marketplace. If we are not successful or if our products are not accepted, we could lose potential customers to our competitors.

The large law firm market is currently dominated by West Group and LEXIS-NEXIS, and we have very little experience in marketing our products to large law firms, corporate legal departments and consumer markets, and thus our inability to penetrate these markets could impede our growth.

Substantially all of our revenues to date have been generated by sales of our products to small law firms. Our business strategy calls for increased sales to large law firms and legal departments of corporations. The large law firm market for electronic legal information is dominated, and is likely to be dominated for the near future, by West Group and LEXIS-NEXIS, our two principal competitors. West Group and LEXIS-NEXIS offer comprehensive state law databases for all 50 states, while our data bases are limited to 15 states. This could adversely affect our ability to penetrate the large law firm and corporate legal department markets. Moreover, we have little experience designing products and serving the needs of large law firms, legal departments of corporations or consumers. Our inability to market our products to large law firms, legal departments of corporations or consumers successfully could impede our growth.

The loss of our relationships with our data providers could adversely affect our business by increasing the time and expense required to convert legal information.

We maintain databases consisting of court decisions, statutes, regulations, acts, administrative decisions and other legal information that has been provided to us by various persons. We have formal agreements with some, but not all, of these data providers. Our ability to maintain our relationships with our data providers and to build new relationships with additional data providers is critical to the success of our business. If any of our data providers significantly increase their fees for providing court decisions, statutes and other data, our costs of data acquisition could increase significantly. The loss of any relationships with data providers, or any significant increase in data acquisition costs, could materially increase our operating expenses.

Our limited operating history makes evaluating our business difficult.

We commenced revenue producing operations in January 1999. Accordingly, we have only a limited operating history upon which you can evaluate our business and prospects. You must consider the risks, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including web-based legal information companies.

Our quarterly results of operations fluctuate, which could result in a lower price for our common stock.

Our quarterly results may be affected by factors that are beyond our control, including the following:

- introduction of new products or pricing programs by our competitors;
- difficulties in managing growth;

- technical difficulties or system downtime affecting our web-based products;
- variations in spending patterns by lawyers;
- other business interruptions;
- increases in selling and marketing expenses, as well as other operating expenses;
- Year 2000 problems with our technology or the technology of third parties with whom we do business;
- the amount and timing of costs associated with the development and maintenance of new database products;
- economic conditions specific to the Internet or to the legal profession, as well as general economic conditions; and
- costs and risks associated with potential acquisitions.

In addition, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of revenue generation. If our actual revenue does not meet our expectations, then our operating profit, if any, may fall short of our expectations. Further, we may change our pricing strategy for our products due to the rapidly evolving market for electronic legal information, and this may affect our quarterly results. Any one or more of these factors could affect our business, financial condition and results of operations, and this makes the prediction of results of operations on a quarterly basis unreliable. As a result, period-to-period comparisons of our historical results of operations may not be meaningful and you should not rely on them as an indication of our future performance. Also, due to these and other factors, it is possible that our quarterly results of operations may be below the expectations of public market analysts and investors. This could adversely affect the price of our common stock.

We will require additional capital in the future, which may not be available to us.

We will need to raise additional funds through public or private debt or equity financing. If we raise additional funds by issuing equity securities, you may suffer dilution in your holdings of our common stock. Also, adequate funds may not be available when to us when we need them, or may not be available to us on favorable terms. In this case, we may be not be able to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Our future capital requirements will depend upon many factors, including the following:

- our costs to develop and maintain our legal databases;
- the rate at which we expand our operations;
- the extent to which we develop and upgrade our technology;
- the occurrence, timing, size and success of acquisitions; and
- the response of competitors to our service offerings.

We could be exposed to legal liability for inaccuracies in the information we provide because lawyers rely on the integrity of our databases when conducting their legal research.

It is not possible for us to achieve 100% accuracy in the quality of the information we include in our legal databases. As a result, we may be subject to claims by our customers based on negligence or other theories relating to the legal information we distribute. These types of claims could be time-consuming and expensive to defend and could result in the diversion of our management's time and

attention. Our insurance and our contracts with customers may not fully protect us against these types of claims.

Rapid growth in our business due to an increase in the number of customers subscribing to our web-based products could strain our operational and financial resources causing us to lose customers and increase our operating expenses.

Since we began delivering our legal information databases over the Internet, we have experienced rapid growth in our operations. This growth has placed a strain on our operational and financial resources. Any increase in the volume of users of our computer system could strain the capacity of our software or hardware, which could lead to slower response times or system failures. Any future growth may require us, among other things, to:

- expand and upgrade our hardware and software systems;
- expand and improve our operational and financial procedures, systems and controls;
- improve our financial and management information systems;
- expand, train and manage a larger workforce; and
- improve the coordination among our product development, sales and marketing, financial, accounting and management personnel.

We cannot assure you that our personnel, systems and controls will be adequate to support future growth. Our inability to manage growth effectively or to maintain the quality of our products and services could cause us to lose customers and could materially increase our operating expenses.

If we do not increase awareness of our brand name, our ability to reach new customers will be limited.

Our future success will depend, in part, on our ability to increase awareness of our brand name and our web site. To do so, we must succeed in our marketing efforts, provide high-quality products and services and increase traffic to our web site. If our marketing efforts are unsuccessful or if we cannot increase our brand awareness, we may not be able to attract new customers and increase our revenues.

System failures could be harmful to our reputation by interrupting our ability to provide services through our web site.

The continued and uninterrupted performance of our computer system is critical to our success. Any system failure that causes interruptions in our ability to deliver our products to our customers, including failures that affect our ability to collect information from our data providers, could reduce customer satisfaction and, if sustained or repeated, would reduce the attractiveness of our services. We also face the risk of a security breach of our computer system, which could disrupt the distribution of our legal information. The number of visits to our web site has been increasing, and further increases in traffic on our web site could strain our systems and increase the likelihood of system failures. Damage to our computer system could delay or prevent delivery of our products and result in the loss of our customers. Our operations are dependent on our ability to protect our computer system against damage from computer viruses, fire, power loss, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. In addition, a failure of our telecommunication providers to provide the data communications capacity in the time frame required by us for any reason could cause interruptions in the delivery of our products. Substantially all of our computer and communications hardware is located at a single facility, and the loss of this hardware or the data it contains would cause us not to be able to operate our business for a substantial period of time. Our business, results of operations and financial condition could be materially adversely affected by any event that interrupts or delays our operations.

Unanticipated problems could interrupt or delay access to our web-based products.

Our insurance may not cover any claims by dissatisfied subscribers or may not be adequate to indemnify us for any liability we may incur if we are sued. Any system failure, security breach or other damage could interrupt or delay our operations, damage our reputation and cause us to lose customers. Our ability to expand our product offerings depends upon the simultaneous expansion of our legal databases. Any interruption or termination of our arrangements with third-party data converters could result in increased costs to us or a slow-down in our expansion and product introduction plans while we locate alternative sources for the data conversion or increase our own conversion capabilities.

We depend heavily on our management team, which has little experience working together or managing a public company.

Our success depends, to a significant extent, upon the efforts and abilities of Hunter M. A. Carr, our Chairman of the Board, President and Chief Executive Officer. Loss of Mr. Carr's services could materially and adversely affect our business, results of operations and financial condition. Also, our management team has worked together for less than one year. The short period of time that our senior officers have worked together, or their inability to work successfully together, may adversely affect our ability to manage growth. Moreover, our officers have limited experience in managing a public company. Our management team may not be able to manage future growth, if any, or the demands of successfully operating a public company.

There is intense competition for qualified computer technicians, programmers and sales and marketing personnel, and our failure to attract and retain these people could affect our ability to respond to rapid technological change and to increase our sales.

Our future success also depends upon our ability to attract and retain qualified computer programmers, other technical personnel and sales and marketing personnel. Competition for talented personnel, particularly technical personnel, is intense. This competition could increase the costs of hiring and retaining personnel. We do not have employment agreements with any of our employees. We may not be able to attract, retain and adequately motivate our personnel or to integrate new personnel into our operations successfully.

If our software becomes defective, it could be costly for us to correct.

Complex software such as the software we develop for our products may contain errors or defects, especially when first implemented, that may be costly to correct. Defects or errors also could result in downtime and our business could suffer significantly from potential adverse customer reaction, negative publicity and harm to our reputation.

We may not be able to protect our proprietary technology, including our coding software, and we may infringe the proprietary rights of others.

Our services are highly dependent upon proprietary technology, including, for example, our proprietary coding software, which allows us to mark some of the information contained in our databases to enable users to search our databases. We rely on contracts, confidentiality agreements and copyright, trademark and trade secrecy laws to protect our proprietary rights in our technology. We have also obtained several trademark registrations for our various product names. The protective steps we have taken may not be adequate to deter misappropriation of our proprietary information. In addition, some end user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary right to the same extent as do the laws of the United States. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively. Furthermore, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could materially adversely affect our business, results of

operations and financial condition. Also, it is possible that our competitors or others will adopt product or service brands similar to ours, possibly leading to customer confusion.

Many of our software programs, including our proprietary coding software, interact with and perform numerous functions similar to software available from third parties. Therefore, we could be subject to claims that our technology infringes the proprietary rights of third parties. In addition, we have agreed, and may agree in the future, to indemnify some of our customers against claims that our products infringe upon the intellectual property rights of others. Claims against us or these customers, even if without merit, could subject us to costly litigation and could divert the time and attention of our technical and management teams. A claim of infringement may require us and our customers to obtain one or more licenses from third parties. We cannot assure you that we or our customers will be able to obtain necessary licenses from third parties at a reasonable cost or at all. Any failure to obtain a required license could have a material adverse effect on our business, results of operations and financial condition.

Potential difficulties caused by Year 2000 problems may decrease use of Internet services, may cause harm to our reputation and may adversely affect our revenues.

Our business could be adversely affected if the systems on which we depend to conduct our operations are not Year 2000 compliant. Our potential areas of exposure include products purchased from third parties and computers, software, telephone systems and other equipment used internally. If any of our significant hardware or software systems are not Year 2000 compliant, our web site could be unavailable and we would not be able to deliver products to our customers over the Internet. Any failure by us to address our Year 2000 compliance issues successfully, or of our suppliers and other third parties with which we conduct business to address their Year 2000 issues successfully, could cause harm to our reputation, result in the loss of customers and adversely affect our revenues.

We may be unable to make attractive acquisitions or integrate acquired companies, and our inability to do so may disrupt our business.

Our recent growth is attributable in significant part to acquisitions of other providers of legal research materials over the Internet. We expect to continue to evaluate and, where appropriate, pursue acquisition opportunities on terms we consider favorable. We cannot assure you that we will be able to identify attractive acquisition opportunities. Even if we do identify attractive candidates, we cannot assure you that we will be able to complete the acquisition of them on commercially acceptable terms. If we acquire another business, we could have difficulty integrating its operations, systems, management and other personnel and technology with our own. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Even if these difficulties could be overcome, we cannot assure you that the anticipated benefits of any acquisition would be realized. In addition, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

Risks Related to Our Industry

The market for web-based legal information is new and rapidly evolving, and we may not be able to accurately predict and respond to market developments, which could prevent our products from being accepted.

The market for web-based distribution of electronic legal information has only recently begun to develop and it is rapidly evolving. This makes it difficult to predict demand and market acceptance for our products as well as an appropriate pricing strategy for our products. We cannot guarantee you that the market for our products will grow, that our products will become widely accepted or that our pricing strategy will be successful. If the market for our products does not develop as quickly as we

expect, if our products are not accepted by customers or if our pricing strategy is not successful, our future revenues will be adversely affected.

A downturn in the legal industry could cause our revenues to decrease.

Our business depends on the continued demand for legal information in electronic format. Therefore, any downturn in business for the legal profession could cause our revenues to decrease, which will adversely affect our results of operations. Sales of our web-based products are tied to the adequacy of the Internet infrastructure and the continued growth and commercial viability of the Internet.

The failure of the Internet to grow or remain a viable commercial medium could harm our growth.

Our success depends in large part on the maintenance of the Internet infrastructure as a reliable network backbone that provides adequate speed, data capacity and security. Our success also depends on the timely development of products, such as high-speed modems, that enable reliable Internet access and services. The Internet may continue to experience significant growth in the number of users, frequency of use and amount of data transmitted. The Internet infrastructure may not be able to support the demands placed on it and the performance or reliability of the Internet may be adversely affected by this continued growth. In addition, the Internet could lose its commercial viability if the number of people who use the Internet does not continue to grow. A number of factors, including unreliable service, unavailability of cost-effective, high-speed access to the Internet or concerns about security, could impede this growth. The infrastructure or complementary products and services necessary to maintain the Internet as a viable commercial medium may not be developed, and the Internet may not continue to be a viable commercial medium for us.

If the government adopts regulation that charges Internet access fees or imposes taxes on subscriptions to our web-based products, our operating expenses will increase.

Currently there are few laws or regulations that specifically regulate communications or commerce on the Internet. However, laws and regulations may be adopted that address issues such as pricing and the characteristics of products and services. In addition, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet and on-line service providers in a manner similar to long-distance telephone carriers and to impose access fees on them. This regulation, if imposed, could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel, obscenity and personal privacy are applicable to the Internet. Finally, state tax laws and regulations relating to the provision of products and services over the Internet are still developing. A few states have tried to impose taxes on products and services provided over the Internet. If additional states try to do so, our operating costs may increase and we may not be able to increase the price that we charge for our products to cover these costs. Any new laws or regulations or new interpretations of existing laws and regulations relating to the Internet could decrease the growth in the use of the Internet, decrease the demand for our web site, increase our operating expenses or otherwise adversely affect our business.

Risks Related to our Common Stock

Anti-takeover provisions could prevent or delay a change in control.

Provisions of our certificate of incorporation and bylaws and Delaware law may make it more difficult for a third party to acquire us, even if so doing would be beneficial to you. These include the following:

- our board of directors is authorized to issue of up to 1,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of those shares without any further vote or

action by the stockholders, which may be used by the board to create voting impediments or otherwise delay or prevent a change in control or to modify the rights of holders of our common stock;

- our board of directors is divided into three classes of directors serving staggered three-year terms, which will result in at least two annual meetings of stockholders, instead of one, generally being required to change the majority of the board;
- a prohibition on cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect directors;
- a requirement that the holders of at least 75% of our outstanding voting stock approve some business combinations;
- limitations on who may call annual and special meetings of stockholders;
- advance notice procedures with regard to stockholder proposals and the nominations, other than by or at the direction of the board, of candidates for election as directors;
- a requirement that vacancies on the board of directors, including newly-created directorships, be filled only by a majority of directors then in office;
- a provision that directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock entitled to vote at an election of directors; and
- supermajority voting requirements to amend our certificate of incorporation or bylaws.

Control by officers and directors could have an adverse effect on our stockholders.

As of December 23, 1999, our directors, executive officers and their affiliates beneficially owned a total of approximately 75% of our outstanding common stock. Hunter M. A. Carr, our Chairman of the Board, President and Chief Executive Officer, beneficially owns approximately 60% of our outstanding common stock. As a result, these stockholders, acting together, have the ability to control substantially all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, takeover or other business combination involving us, and to control our management and affairs. This may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could materially adversely affect the market price of our common stock.

The volatility of our stock price could adversely affect our stockholders.

There currently is a public market for our common stock, but there is no assurance that there will always be such a market. The trading price of our common stock is highly volatile and could be subject to wide fluctuations in response to factors such as:

- actual or anticipated variations in quarterly operating results;
- announcements of technological innovations;
- new sales formats, contracts, products or services by us or our competitors;
- changes in financial estimates by securities analysts;
- announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- additions or departures of key personnel;
- sales of common stock; or
- other general economic or stock market conditions, many of which are beyond our control.

In addition, the stock market in general, and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stock are at or near historical levels. There can be no assurance that these trading prices and price earnings predictions will be sustained. These broad market and industry factors may materially and adversely affect the market price of our common stock, regardless of our operating performance. Historically, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

You should not expect to receive dividends from us.

We have never declared or paid dividends to our stockholders. We currently intend to retain any future earnings for funding growth and therefore do not expect to pay any dividends in the foreseeable future.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus that are based upon the beliefs and assumptions of, and on information available to, management, and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations, capital resources and portfolio performance, and those statements preceded by, followed by or that include the words "may," "will," "could," "should," "believes," "expects," "plans," "seeks," intends," "estimates," "anticipates" or similar expressions, or by discussions of strategy, plans or intentions.

You should not rely on forward-looking statements because they are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those contemplated by the forward-looking statements. These include the following:

- general economic and business conditions, both nationally and in our markets;
- assumed growth in usage of the Internet;
- assumed growth in the number of lawyers;
- our expectations and estimates concerning future financial performance, financing plans and the impact of competition;
- the impact of Year 2000 problems;
- anticipated trends in our business;
- existing and future regulations affecting our business;
- our acquisition opportunities; and
- other risk factors set forth under Risk Factors on pages 1 through 8 in this prospectus.

You are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date of this prospectus. We assume no obligation to update forward-looking statements.

THE COMPANY

General

We are a Delaware corporation that was formerly known as Planet Resources, Inc. We operate an Internet portal that provides subscription access to databases used for legal research through our wholly owned subsidiary, National Law Library, Inc. The content of these databases consists of federal and state case law, statutory law and regulatory materials that can be useful to individual lawyers, judges, law firms, corporate legal departments, government agencies, businesses, and individuals involved in litigation, legislative efforts, and corporate legal planning. Interfacing with these databases is a software retrieval engine that is also owned and operated by National Law Library. Customers using the Internet portal pay subscription fees to National Law Library for monthly or longer-term service.

Corporate History

We became a public company effective as of March 30, 1999, when we merged with National Law Library. As a result of that transaction, National Law Library became a wholly owned subsidiary of Planet Resources. Planet Resources then changed its name to "Internet Law Library, Inc." National Law Library was formed in November 1998 for the purpose of developing and marketing an Internet portal to be used for legal research.

Our Products

Through National Law Library, we provide a "virtual" law library for legal research from offices, homes or portable laptops. Built upon a web-based architecture, National Law Library's virtual library was designed to enable many users to access a database providing access to and reducing the costs associated with online legal research. Our primary product is a text search and retrieval program available for use via the Internet that currently offers access to case law for the following 26 states:

- Texas;
- New York;
- New Jersey;
- Delaware;
- New Mexico;
- Connecticut;
- Louisiana;
- Arkansas;
- Oklahoma;
- Indiana;
- Kentucky;
- Florida;
- Mississippi;
- Vermont;
- Pennsylvania.
- Tennessee
- Michigan
- Georgia
- Wisconsin
- Missouri
- Alaska
- North Dakota
- Hawaii
- Iowa
- South Dakota
- Nebraska

In addition, we offer access to:

- Texas and New York statutes;
- Federal Second, Fifth and Eleventh Circuit Courts of Appeals cases;

- opinions of the United States Supreme Court;
- litigation forms in plain language;
- the U.S. Constitution;
- the Code of Federal Regulations; and
- the United States Code.

Finally, through our wholly owned subsidiary, GoverNet Affairs, Inc., we offer legislative tracking services that allow our customers to keep track of various bills in some state legislatures.

We are currently negotiating the purchase of additional services or entities relating to legal research over the Internet. There can be no assurance that we will consummate any of these acquisitions.

Our principal executive offices are located at 4301 Windfern Road, Suite 200, Houston, Texas 77041. Our telephone number at that location is (281) 600-6000. Our web site is www.itislaw.com.

USE OF PROCEEDS

The shares of common stock offered by this reoffer prospectus are being registered for the account of the selling stockholders, and we will not receive any proceeds from the sale of common stock by the selling stockholders.

SELLING STOCKHOLDERS

The common stock offered by this prospectus has been acquired by the selling stockholders pursuant to the Consulting Agreement, as amended, which is attached as an exhibit to the registration statement of which this prospectus is a part. Each selling stockholder will receive all of the net proceeds from the sale of his respective shares of common stock.

The following table sets forth information regarding shares of our common stock beneficially owned by each selling stockholder as of December 23, 1999. Since the selling stockholders may sell all, some or none of their shares, no estimate can be made of the total number of shares that are to be offered by the selling stockholders under this prospectus or that will be beneficially owned by each selling stockholder upon the completion of the offering to which this prospectus relates.

Name	Number of Shares of Common Stock Beneficially Owned	Maximum Number of Shares of Common Stock Offered Hereby
Frank Fisher	500,000	300,000
Steven L. Tebo	400,000	300,000
Total	900,000	600,000

PLAN OF DISTRIBUTION

The shares of common stock offered hereby may be sold from time to time by the selling stockholders, or by their pledgees, donees, transferees or other successors in interest, by them or through agents, underwriters or dealers. Their shares of common stock may be sold at market prices prevailing at the time of sale or at privately negotiated prices. Brokers and dealers may receive commissions or discounts from the selling stockholders in amounts to be negotiated.

The common stock covered hereby may be sold pursuant to the registration statement of which this prospectus is a part, pursuant to Rule 144 or pursuant to another exemption from registration under the Securities Act of 1933.

Any broker, dealer or underwriter to be utilized by a selling stockholder will be selected by such selling stockholder. Any compensation payable to such persons by a selling stockholder will be negotiated in the future. The selling stockholders and any underwriter, dealer or agent that participates in a distribution of our common stock may be deemed to be an underwriter, and any profit on sale of the shares by the selling stockholders and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

EXPERTS

Our audited financial statements included in our Annual Report on Form 10-K for the year ended June 30, 1999 have been audited by Harper & Pearson Company, independent auditors, as indicated in their report included therein. Such consolidated financial statements are incorporated herein by reference in reliance upon the authority of Harper & Pearson Company as experts in giving said report.

LEGAL MATTERS

Particular legal matters, including the legality of the shares of common stock offered hereby, will be passed upon for us by Locke Liddell & Sapp LLP, Dallas, Texas.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement of which this prospectus forms a part. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. You may inspect or obtain a copy of the registration statement, including the exhibits and schedules, as described below.

In addition, we have filed reports and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any of this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	New York Regional Office 7 World Trade Center Suite 1300 New York, New York 10048	Chicago Regional Office Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, like ourselves, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for our documents filed under the Securities Exchange Act of 1934 is 1-09016.

Our web site address is http://www.itislaw.com. Our common stock is quoted on the over-the-counter bulletin board under the symbol "ELAW."

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of this offering of shares of our common stock. The documents we are incorporating by reference are:

(a) Our Annual Report on Form 10-K for the fiscal year ended June 30, 1999, as amended by Form 10-K/A filed on October 28, 1999;

(b) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;

(c) Our Current Reports on Form 8-K, including any amendments thereto, filed on November 30, 1999 and December 23, 1999; and

(d) The description of our capital stock contained in our registration statement on Form 8-A12G/A, including any amendments thereto, filed on October 4, 1999.

You may request a copy of these filings at no cost by writing or telephoning Carol A. Wilson at:

Internet Law Library, Inc.
4301 Windfern Road, Suite 200
Houston, Texas 77041
Telephone Number: (281) 600-6000

600,000 Shares

INTERNET LAW LIBRARY, INC.

Shares of
Common Stock

PROSPECTUS

You should rely only on the information contained in this document or in documents that we have referred you to. We have not authorized anyone to provide you with information that is different.

This prospectus is not an offer to sell or a solicitation of an offer to buy any security other than the common shares offered. This prospectus is not an offer to sell or a solicitation or an offer to buy securities to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

December 29, 1999

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

Incorporated by reference in this Registration Statement are the following documents filed with the Securities and Exchange Commission:

(a) The Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1999, as amended by Form 10-K/A filed on October 28, 1999;

(b) The Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;

(c) The Registrant's Current Reports on Form 8-K, including any amendments thereto, filed on November 30, 1999 and December 23, 1999; and

(d) The description of the Registrant's capital stock contained in the registration statement on Form 8-A12G/A, including any amendments thereto, filed on October 4, 1999.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall also be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities

Not required.

Item 5. Interest of Named Experts and Counsel

Not applicable.

Item 6. Indemnification of Directors and Officers

(a) Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against such expenses actually and reasonably

incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

Further, Section 145(c) of the DGCL provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

Section 145(f) of the DGCL provides that the statutory provisions on indemnification are not exclusive of indemnification provided pursuant to, among other things, the bylaws or indemnification agreements. Article XIV of our Certificate of Incorporation provides for the indemnification of our officers and directors to substantially the same extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, but excludes specifically liability for any (i) breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) transactions from which the director derived an improper personal benefit. The provision does not limit equitable remedies, such as an injunction or rescission for breach of a director's fiduciary duty of care.

The Registrant's Certificate of Incorporation contains a provision eliminating the personal liability of a director from breaches of fiduciary duty, subject to the exceptions described above.

(b) The Registrant has entered into Indemnity Agreements with certain of its directors and officers that establish contract rights to indemnification substantially similar to the rights to indemnification provided for in its Certificate of Incorporation.

Item 7. Exemption from Registration Claimed.

Inasmuch as the consultants who received shares of the Registrant's common stock by exercising the option granted to them were knowledgeable, sophisticated and had access to comprehensive information relevant to the Registrant, such transaction was undertaken in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. As a condition precedent to such grant, the consultants were required to express an investment intent and consent to the imprinting of a restrictive legend on each stock certificate to be received from the Registrant, except upon sale of the underlying shares of common stock pursuant to a registration statement.

Item 8. Exhibits.

4.1 Certificate of Incorporation, as amended (incorporated by reference to Exhibit 2 to the Registrant's Registration Statement on Form 8-A12G/A filed on October 4, 1999)

4.2 Bylaws, as amended (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1999)

*4.3 Consulting Agreement dated January 22, 1999 between National Law Library, Inc. and Castle Development, Ltd.

*4.4	Form of Amendment No. 1 to Consulting Agreement dated as of April 5, 1999 between the Registrant and Consulting and Strategy International, LLC
*5	Opinion of Locke Liddell & Sapp LLP
23.1	Consent of Locke Liddell & Sapp LLP (contained in the opinion filed as Exhibit 5 hereto)
*23.2	Consent of Harper & Pearson Company
24	Power of Attorney (included on signature page)

---

* Filed herewith.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes as follows:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on December 29, 1999.

INTERNET LAW LIBRARY, INC.

By: /s/ HUNTER M. A. CARR

Hunter M. A. Carr
Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Hunter M. A. Carr and Malcolm F. McNeill and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file this Registration Statement under the Securities Act of 1933, as amended, and any or all amendments (including, without limitation, post-effective amendments), with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ HUNTER M. A. CARR Hunter M. A. Carr	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	December 29, 1999
/s/ MALCOLM F. MCNEILL Malcolm F. McNeill	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	December 29, 1999
/s/ JOE H. REYNOLDS Joe H. Reynolds	Director and General Counsel	December 29, 1999
/s/ KELLEY V. KIRKER Kelley V. Kirker	Director	December 29, 1999
Jack I. Tompkins	Director	December 29, 1999

EXHIBIT INDEX

Exhibit Number	Description
4.1	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 2 to the Registrant's Registration Statement on Form 8-A12G/A filed on October 4, 1999)
4.2	Bylaws, as amended (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1999)
*4.3	Consulting Agreement dated January 22, 1999 between National Law Library, Inc. and Castle Development, Ltd.
*4.4	Form of Amendment No. 1 to Consulting Agreement dated as of April 5, 1999 between the Registrant and Consulting and Strategy International, LLC
*5	Opinion of Locke Liddell & Sapp LLP
23.1	Consent of Locke Liddell & Sapp LLP (contained in the opinion filed as Exhibit 5 hereto)
*23.2	Consent of Harper & Pearson Company
24	Power of Attorney (included on signature page)

* Filed herewith.